Management's Discussion & Analysis of Financial Condition and Results of Operation of
Li-Cycle Holdings Corp.
Three and nine months ended September 30, 2023 and 2022
(Unaudited)

LI-CYCLE HOLDINGS CORP. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated November 13, 2023 and provides information which the management of Li-Cycle believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Li-Cycle for the three and nine months ended September 30, 2023 and 2022. In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Li-Cycle’s Performance” and under “Item 3. Key Information—D. Risk Factors” included in the Annual Report.

Li-Cycle has changed its financial year-end from October 31st to December 31st to better align with peer group companies. As a result, the Company prepared (restated) unaudited condensed consolidated financial statements and management’s discussion and analysis for the two-month period ended December 31, 2022 (the “Transition Period Financial Statements”), which were included in the Company’s amended transition report on Form 20-F for the two-month period ended December 31, 2022, as well as audited consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2022, which were included in the Company’s annual report on Form 20-F for the year ended October 31, 2022 (the “Annual Report”).

Li-Cycle’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Standards Board (“IASB”). Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This MD&A should be read in conjunction with Li-Cycle’s (restated) Transition Period Financial Statements and Li-Cycle’s annual consolidated financial statements as at and for the fiscal year ended October 31, 2022 and the related MD&A. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled "Components of Results of Operations—Basis of Presentation." The Company has determined that it no longer qualifies as a “foreign private issuer” under applicable U.S. securities laws and, beginning January 1, 2024, it will become subject to the rules and regulations of the SEC applicable to U.S. domestic issuers. Beginning January 1, 2024, the Company will also be required to report its financial statements in accordance with U.S. generally accepted accounting principles.

Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have in all cases been calculated on the basis of the amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

Company Overview
Li-Cycle (NYSE: LICY) is a leading global lithium-ion battery (“LIB”) resource recovery company. Established in 2016, and with major customers and partners around the world, Li-Cycle is on a mission to recover critical battery-grade materials to create a domestic closed-loop battery supply chain for a clean energy future. The Company’s proprietary “Spoke & Hub” recycling and resource recovery process is designed (a) at its Spokes, or pre-processing facilities, to process battery manufacturing scrap and end-of-life batteries to produce “black mass”, a powder-like substance which contains a number of valuable metals, and other intermediate products, and (b) at its Hubs, or post-processing facilities, to process black mass to produce battery grade materials, including lithium carbonate, nickel sulphate, and cobalt sulphate. At its Spokes, the Company produces certain other products analogous to black mass that have a similar metal content, and, as a result, the Company tracks its production using a unit of measure called black mass and black mass equivalents (“Black Mass & Equivalents” or “BM&E”).

As at September 30, 2023, Li-Cycle had five operational Spokes in North America and Europe, which were located in Kingston, Ontario (the “Ontario Spoke”), Rochester, New York (the “New York Spoke”), Gilbert,

Arizona (the “Arizona Spoke”), Tuscaloosa, Alabama (the “Alabama Spoke”) and Magdeburg, Germany (the “Germany Spoke”), and was developing its first commercial-scale Hub in Rochester, New York (the “Rochester Hub”).

On October 23, 2023, Li-Cycle announced that it was pausing construction work on its Rochester Hub, pending completion of a comprehensive review of the go-forward strategy for the project. The pause in construction was due to recent escalating costs and the expectation that aggregate costs to complete the project would significantly exceed the previously disclosed budget of $560 million. The escalating costs were specifically related to installation and labour costs for ramping up the installation of mechanical equipment, piping, structural steel, electrical and instrumentation for measurement and process control devices. Labour rates were impacted by high demand for resources due to other construction projects in the region resulting in the need to source labour from outside of the region. In addition, the Company experienced continued delays in planned project financing and challenges in closing its anticipated building leasing arrangements due to complexities in bringing it together with the planned loan from the United States Department of Energy (“DOE”) Loan Programs Office for gross proceeds of up to $375 million (the “DOE Loan”). This resulted in the Company funding the construction costs of the process buildings and warehouse for the Rochester Hub leading to lower than planned cash balances. The Company has subsequently decided not to pursue the building leasing arrangements. Refer to the section entitled “Update on Business Outlook and Strategy” for additional details.

Promptly following the October 23, 2023 announcement, and in connection with the comprehensive review of the go-forward strategy of the Rochester Hub project, the Board of Directors (the “Board”) established a Special Committee of independent directors (the “Special Committee”) to, among other things, (1) oversee and supervise a strategic review of all or any of the Company’s operations and capital projects including its sales, general and administration functions, and (2) consider financing and other strategic alternatives.

The Special Committee then selected Moelis & Company LLC (“Moelis”) and other advisors to assist with exploring financing options to increase the liquidity of Li-Cycle and strategic alternatives, and to assist the Company with managing short-term liquidity and implementing liquidity generating initiatives.

On November 1, 2023, the Company initiated the implementation of a cash preservation plan (the “Cash Preservation Plan”), including reducing staffing in its corporate support functions, pausing production at its Ontario Spoke and implementing a plan to manage lower levels of BM&E production at its remaining operating Spoke locations. The Cash Preservation Plan also involves reviewing existing plans for bringing on additional Spoke capacity and taking other steps to preserve the Company’s available cash while pursuing funding alternatives for the Company and continuing to review the go-forward strategy for the Rochester Hub project. Refer to section entitled “Liquidity and Capital Resources” for further discussion.

Until 2020, Li-Cycle was a development stage company with no commercial revenues. To date, Li-Cycle has financed its operations primarily through proceeds received in connection with: (i) the business combination it completed with Peridot Acquisition Corp. on August 10, 2021 (the “Business Combination”); (ii) the concurrent $315.5 million private placement of common shares (the “PIPE Financing”); and (iii) private placements of other Li-Cycle securities (including convertible notes and common shares). Refer to the section entitled “Liquidity and Capital Resources” for definitions and additional details.

Comparability of Financial Information

Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.

Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

As a result of the developments described below, the assumptions underlying the projected financial information included in the Proxy/Registration Statement and the Canadian Prospectus, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project the Company’s future results, and therefore those projections should not be relied on as indicative of future results. The Company’s actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement and the Canadian Prospectus.

Demand for LIB recycling has continued to exceed its internal projections and, in order to meet this growing demand, the Company decided to increase and accelerate its investment in the build-out of its recycling capacity in certain respects. For example, since the date of effectiveness of the Proxy/Registration Statement and the date of the Canadian Prospectus, respectively, the Company has, among other things, opened the Arizona Spoke, the Alabama Spoke and the Germany Spoke, and announced the development of other Spoke projects, increasing its processing capacity beyond that of the Company’s previous plans and projections. Li-Cycle also announced the increase of expected processing capacity and development costs at its Rochester Hub. These initiatives have been or may be materially impacted by decisions made in connection with the Cash Preservation Plan, as described below.

Update on Business Outlook and Strategy

On October 23, 2023, the Company announced that it was pausing construction work on its Rochester Hub project, pending completion of a comprehensive review of the go-forward strategy for the project. The Company has recently experienced escalating costs and, accordingly, the aggregate cost to complete the existing scope of the project is expected to significantly exceed its previously disclosed budget of $560 million. As part of the comprehensive review, the Company is also examining expected capital cost, timing of completion and go-forward construction strategy options for the Rochester Hub project. Engineering and procurement for the project are largely complete and the Company has spent $301.3 million on the project to September 30, 2023. Commissioning of the Rochester Hub project was previously expected to commence in late 2023.

At September 30, 2023, the Company had contributed $92.2 million for the construction of process buildings and warehouse for the Rochester Hub. The Company was previously anticipating a refund of a substantial portion of this contribution upon completion of a landlord funding agreement and was expecting to enter into leasing arrangements for the buildings. The contribution of $92.2 million was incremental to the Hub Project budget of $560 million. The Company experienced challenges in closing these anticipated arrangements due to complexities in bringing them together with the planned DOE Loan. The Company has subsequently decided not to pursue the building leasing arrangements and no longer anticipates the contributed amounts to be refunded.

The Company is undertaking a comprehensive review and root cause analysis of escalating costs associated with the Rochester Hub project. Initial findings indicate that based on recent sub-contractor agreements for packages of remaining work, aggregate costs to complete the project would be substantially higher than was anticipated in the previously disclosed $560 million budget. The escalating costs were specifically related to installation and labour costs for ramping up the installation of mechanical equipment, piping, structural steel, electrical and instrumentation for measurement and process control devices. Labour rates were impacted by high demand for resources due to other construction projects in the region resulting in the need to source labour from outside of the region. This, combined with the decision not to proceed with the leasing arrangement for the process buildings and warehouse for the project, were key factors which led management to conclude that the expected aggregate cost to complete the project would be substantially higher than the previously disclosed budget. With this pause, the Company has the opportunity to better phase the project with the current timing and evolution of the battery recycling and EV markets and to optimize construction and contracting strategy. The phased approach may include the ability to produce intermediate battery metal products such as mixed hydroxide precipitate (“MHP”) and improve project economics. The Company has performed initial analysis of options for completion of the Rochester Hub and is continuing to develop more detailed analysis. Based on the initial analysis, the Company has determined that the revised project costs could be in the range of approximately $850.0 million to approximately $1.0 billion depending on the option selected. This range includes the cost of the process buildings and warehouse for the Rochester Hub of approximately $140 million. This total project range is based solely upon that initial analysis, is subject to a number of assumptions and is likely to change as the Company continues to complete its comprehensive review work and determine which options to pursue accordingly. The Company will require additional funding to the DOE Loan before restarting the Rochester Hub project.

Until the go-forward strategy work is complete, the Company will be slowing operations at its North American Spokes as it reviews the timing and BM&E needs of the Rochester Hub. The Company will also be re-evaluating its strategy for bringing on additional Spoke and Hub capacity in the near-term, specifically:

•Germany Spoke: While Line 1 capacity of 10,000 tonnes per year was operationalized in August 2023, the timing of additional capacity will be reviewed as part of the Company's go-forward strategy. The Company had previously announced that Line 2 capacity of 10,000 tonnes per year and ancillary capacity of 10,000 tonnes per year were expected to be built by the end of 2023.
•France Spoke: The Company had expected to start constructing the France Spoke in 2023 and to commence operations in 2024. This Generation 3 Spoke was expected to have a main line recycling capacity of 10,000 tonnes per year, with optionality to expand to up to 25,000 tonnes per year. The timing of this Spoke will be reviewed as part of the go-forward strategy.
•Norway Spoke: The Company had expected to use its leased facility in Norway initially as a warehouse to support the Germany Spoke operations and then start Spoke operations there in 2024. These plans and the timing of the Norway Spoke are being re-evaluated as part of the go-forward strategy.
•Ontario Spoke: The Company had planned on replacing the existing Ontario Spoke in 2023 with an expanded Generation 3 Spoke and warehouse facility. The replacement plans for this Spoke will be reviewed as part of the go-forward strategy. In addition, production at the existing Ontario Spoke has been paused.
•Other Spoke Development Projects: The Company had previously disclosed that it was undertaking a site selection process for a potential new Spoke in Hungary. These plans have been suspended and will be reviewed as part of the go-forward strategy.
•Portovesme Hub: In May 2023, the Company announced it had signed a letter of intent with Glencore International AG, a wholly owned subsidiary of Glencore plc (“Glencore”), to jointly study the feasibility of, and later, develop a Hub facility in Portovesme, Italy (the “Portovesme Hub”) to produce critical battery materials. The Portovesme Hub would repurpose part of the existing Glencore metallurgical complex, which would enable a cost-efficient and expedited development plan. It was expected that the Portovesme Hub could have processing capacity of up to 70,000 tonnes of BM&E annually, producing approximately 15,000 to 16,500 tonnes per annum of lithium carbonate, as well as up to approximately 18,000 tonnes per annum of nickel and 2,250 tonnes per annum of cobalt contained in MHP. In September 2023, the Company announced its plans to accelerate the processing of black mass in Portovesme, Italy by commencing a smaller Phase 1 project that would process 11,000 tonnes of black mass per year. Work on the definitive feasibility study ("DFS") for the Portovesme Hub is ongoing; completion timing during 2024 is under review with Glencore, driven by the DFS deliverables. In addition, the timing for the Phase 1 project is subject to change pending a regulatory review.

As previously announced, the Company entered into a conditional commitment with the DOE Loan Programs Office for a loan for gross proceeds of up to $375 million through the DOE’s Advanced Technology Vehicles Manufacturing program. The DOE Loan, which would be required to be used for the development of the Rochester Hub, would have a term of up to approximately 12 years from financial close, and interest on the loan would be based on the 10-year U.S. Treasury rates from the date of each advance under the loan. The Company is actively engaged and continues to work closely with the DOE to satisfy conditions precedent for financial close for the loan for gross proceeds of $375 million as it undertakes its comprehensive review of the go-forward strategy for the Rochester Hub. In addition to the conditions precedent to financial close, the Company will need to meet additional conditions precedent prior to the first advance, including obtaining additional financing to fund a required base equity commitment. Net proceeds from the loan will reflect customary deductions such as capitalized interest and other items. There can be no assurances that this review process will not affect the expected timing, terms and closing of the DOE Loan.

Impairment

In light of escalating costs for the Rochester Hub, an impairment assessment of the carrying value of the Company’s assets was performed in accordance with IFRS as at September 30, 2023. The Company recognized a non-cash impairment charge in the period in the amount of $96.5 million to reduce its assets to their recoverable amount of $449.0 million. Please refer to Note 11 of the accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022.

Cash Preservation Plan

On November 1, 2023, the Company initiated the implementation of the Cash Preservation Plan while the Company explores strategic alternatives as well as financing options to increase the liquidity of Li-Cycle. As a result of this plan, the Company took steps to significantly reduce its workforce, slowed operations at its North American Spoke network, including a pause in production at its Ontario Spoke, and reduced other non-operational spending. Together, these steps are expected to result in cash savings on payroll costs of approximately $4.0 million per quarter and result in severance costs of approximately $4.0 million in the fourth quarter of 2023. Cash outflows in the fourth quarter of 2023 are expected to include one-time expenditures such as severance costs and costs related to securing the Rochester Hub project site to enable the pause. Following these initial steps, the Company continues to assess other cost reduction opportunities and expects the results from the Cash Preservation Plan to deliver lower cash flows used in operating activities.

Refer to section entitled “Liquidity and Capital Resources” for further discussion.

Business outlook for the year ending December 31, 2023

	Actual Results	Revised Business Outlook	Previous Business Outlook
$ millions, except production in tonnes	Nine months ended September 30, 2023	Year ended December 31, 2023	Year ended December 31, 2023
Production Volume
BM&E Production	4,891	5,500 – 6,500	7,500 – 8,500

The Company’s 2023 growth capital outlook was primarily related to the Rochester Hub and the development of the Company’s European Spoke network. As a result of the comprehensive review of the go-forward strategy for the Rochester Hub and the Cash Preservation Plan, the Company does not expect to meet its 2023 growth capital spend for 2023. The Company will not be issuing a revised outlook for growth capital spend until the comprehensive review is complete.

The Company will be revising its production outlook for Black Mass & Equivalents from 7,500-8,500 tonnes to 5,500-6,500 tonnes for 2023. The revised production outlook is based on slowed Q4 production levels from the Company’s operating Spokes, being the New York Spoke, Arizona Spoke, Alabama Spoke, and Germany Spoke, as the Company assesses its BM&E requirements given the review of the Rochester Hub project. The revision excludes any previously planned production from Line 2 of the German Spoke, as this project is under review.

Select Financial Information

Unaudited $ millions, except for per share data, for the	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	$4.7	$2.8	$11.9	$10.8
Loss from operations	(140.1)	(39.1)	(221.7)	(93.5)
Net loss	(130.5)	(20.6)	(205.2)	(58.8)
Loss per common share - basic and diluted	(0.73)	(0.12)	(1.16)	(0.34)

As at	September 30, 2023		December 31, 2022
Total assets	$760.9		$901.1
Total non-current financial liabilities	352.5		321.6

Financial Results

	Three months ended September 30,			Nine months ended September 30,
Unaudited $ millions, except per share data	2023	2022	Change	2023	2022	Change
Financial highlights
Revenues	$4.7	$2.8	$1.9	$11.9	$10.8	$1.1

Operating expenses	144.8	41.9	102.9	233.6	104.3	129.3
Other income (expense)	9.6	18.5	(8.9)	16.6	34.7	(18.1)
Income taxes	—	—	—	0.1	—	0.1
Net loss	(130.5)	(20.6)	(109.9)	(205.2)	(58.8)	(146.4)
Net loss attributable to the Shareholders of Li-Cycle Holdings Corp.	(130.5)	(20.5)	(110.0)	(205.1)	(58.7)	(146.4)
Adjusted EBITDA[1]	(38.9)	(35.1)	(3.8)	(113.8)	(85.3)	(28.5)
Loss per common share - basic and diluted	$(0.73)	(0.12)	(0.61)	$(1.16)	$(0.34)	$(0.82)
Cash used in operating activities	(24.3)	(11.2)	(13.1)	(83.0)	(52.0)	(31.0)

As at	September 30, 2023		December 31, 2022		Change
Cash
Cash balance	$137.4		$517.9		$(380.5)

Revenue

Li-Cycle recognizes revenue from: (i) sales of intermediate products from Li-Cycle’s Spokes, being Black Mass & Equivalents, and shredded metal; and (ii) providing services relating to recycling of LIB, which includes coordination of logistics and destruction of batteries. Sales of intermediate products are presented net of fair value losses recognized in the period. Refer to the section entitled “Material Accounting Policies and Critical Estimates” for additional details on the Company’s revenue recognition policy.

	Three months ended September 30,		Nine months ended September 30,
Unaudited $ millions, except sales volume	2023	2022	2023	2022
Product revenue recognized in the period	$3.5	$4.4	$15.7	$12.0
Recycling service revenue recognized in the period	1.2	0.5	2.2	1.2
Revenue before FMV adjustments	4.7	4.9	17.9	13.2
Fair value pricing adjustments	—	(2.1)	(6.0)	(2.4)
Revenue	$4.7	$2.8	$11.9	$10.8

Tonnes of BM&E sold	892	1,190	3,866	2,796

For the three and nine months ended September 30, 2023, revenues were $4.7 million and $11.9 million, respectively, compared to $2.8 million and $10.8 million, respectively, in the corresponding periods of 2022. Sales of Black Mass & Equivalents were 892 tonnes and 3,866 tonnes for the three and nine months ended September 30, 2023, compared to 1,190 tonnes and 2,796 tonnes in the corresponding periods of 2022. Revenue from product sales and recycling services before FMV adjustments of $4.7 million for the three months ended September 30, 2023 represented a decrease of 4% when compared to the prior period, whereas revenue from product sales and recycling services before FMV adjustments of $17.9 million for the nine months ended September 30, 2023, represented an increase of 36% compared to the prior period. The decrease of 4% for the three months ended September 30, 2023 was driven by decreased BM&E sales volume due to inventory building for the Rochester Hub and reduced market prices of cobalt and nickel. This was partially offset by a higher value product sales mix for BM&E and increased recycling service revenue on feed intake. The 36% increase for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was primarily driven by a higher product sales value mix of BM&E, higher product sales volume and increased recycling service revenue on feed intake, partially offset by the reduced market prices of cobalt and nickel. There were unfavorable FMV adjustments on product revenue of $nil and $6.0 million, respectively, for the three and nine months ended September 30, 2023, compared to unfavorable adjustments of $2.1 million and $2.4 million, respectively, in the corresponding periods of 2022, driven by decreasing cobalt and nickel prices in the period.

The following table sets out the period end and period average commodity prices for cobalt and nickel:

1 Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. Refer to the section entitled "Non-IFRS Measures" in this MD&A for details, including a reconciliation to comparable IFRS financial measures.

	Market price per tonne
	As at September 30,		As at June 30,		As at March 31,		As at December 31,
	2023	2022	2023	2022	2023	2022	2022	2021
Cobalt	$31,967	$56,659	$31,416	$69,446	$35,935	$85,980	$41,337	$73,855
Nickel	18,505	22,245	20,075	23,050	23,050	33,300	30,400	20,740

	Average market price per tonne
	For the nine months ended September 30,		For the six months ended June 30,		For the three months ended March 31,
	2023	2022	2023	2022	2023	2022
Cobalt	$33,363	$72,030	$33,363	$80,267	$35,458	$79,954
Nickel	22,466	25,606	23,574	27,485	25,737	26,930

As of September 30, 2023, 4,274 metric tonnes of Black Mass & Equivalents are subject to fair value pricing adjustments which, depending on the contractual terms, could take up to 12 months to settle after shipment. The table below shows the expected settlement dates for the metric tonnes of BM&E subject to fair value price adjustments by quarter for the last twelve months:

	Expected settlement dates for metric tonnes subject to fair value pricing adjustments
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	October 31, 2022
271+ days	1,662	2,450	1,154	1,195	1,816
181-270 days	557	743	583	925	1,178
91-180 days	743	668	925	1,406	678
1-90 days	1,312	1,116	1,697	902	530
Total metric tonnes	4,274	4,977	4,359	4,428	4,202

Operating expenses

Primary expense categories for Li-Cycle include employee salaries and benefits and share-based compensation (together, “personnel costs”), office, administrative and travel, professional fees (which include consulting and other advisor fees), raw materials and supplies, depreciation, and plant facilities. Personnel costs are presented net of any employee and share-based compensation capitalized to assets under construction.

For the three and nine months ended September 30, 2023, operating expenses were $144.8 million and $233.6 million, respectively, $102.9 million and $129.3 million higher than in the corresponding periods of 2022. The main drivers of the increase in the current year period costs were an impairment charge in the amount of $96.5 million and personnel costs which increased by $5.9 million and $9.8 million for the three and nine months ended September 30, 2023, respectively. This increase is related to the addition of corporate and operational personnel as Li-Cycle continued to expand its Spoke operations, offset by lower share-based compensation. The expansion of the Spoke operations network drove increases in plant facilities expenses of $2.1 million and $4.1 million for the three and nine months ended September 30, 2023, respectively, and increases in depreciation of $1.3 million and $4.5 million, for the three and nine months ended September 30, 2023, respectively. This expansion includes the ramp-up phase of the Arizona Spoke and Alabama Spoke and the commencement of operations at the Germany Spoke. Research and development expenses increased $1.7 million and $2.1 million for the three and nine months ended September 30, 2023, respectively, and were primarily related to initial research and development costs for the Portoveseme Hub. The above increases for the three months ended September 30, 2023 were partially offset by a reduction in raw materials and supplies expenses of $5.7 million primarily driven by a lower provision for inventory as a result of lower battery inventories on hand at period end. For the nine months ended September 30, 2023, raw materials and supplies expenses increased by $4.9 million reflecting the increased volume of production as a result of additional processing capacity in the Spoke network as well as higher average material costs driven by higher cobalt and nickel prices in the prior year.

Other income

Other income consists of interest income, foreign exchange gain or loss and interest expense (together, “interest expense and other costs”), and fair value gain (loss) on financial instruments. Interest expense represents interest paid in kind, actual cash interest costs incurred and any accrued interest payable at a future date, net of interest costs capitalized for qualifying assets if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

For the three and nine months ended September 30, 2023, other income was $9.6 million and $16.6 million, respectively, representing a decrease of $8.9 million and $18.1 million, compared to the corresponding periods of 2022. The main driver for the decrease results from decreased fair value gains on financial instruments. Additionally, a fair value gain on the redemption of warrants was recorded in the nine months ended September 30, 2022 of $11.1 million, compared to $nil in the nine months ended September 30, 2023 as all warrants were redeemed in 2022.

Net loss and Adjusted EBITDA

Net loss was $130.5 million and $205.2 million in the three and nine months ended September 30, 2023, respectively, compared to a net loss of $20.6 million and $58.8 million in the comparative periods in 2022. Net loss for the three and nine months ended September 30, 2023 was driven by the factors discussed above. Adjusted EBITDA loss was $38.9 million and $113.8 million in the three and nine months ended September 30, 2023, respectively, compared to $35.1 million and $85.3 million in the corresponding periods of 2022. The primary difference between Adjusted EBITDA and net loss for the period is the exclusion of unrealized fair value gains on financial instruments, as well as interest income, interest expense, depreciation, and certain one-time expenses. A reconciliation of Adjusted EBITDA loss to net loss is provided in the section “Non-IFRS Measures” below.

Cash and cash equivalents

Cash and cash equivalents were $137.4 million as at September 30, 2023, compared to $517.9 million as at December 31, 2022. Cash and cash equivalents as at November 10, 2023 are estimated to be approximately $100.0 million. The Company incurred capital expenditure of $289.9 million in the period, primarily comprising purchases of equipment and construction related activities for the Rochester Hub and the Germany Spoke in addition to outflows for ongoing operating expenses of $83.0 million. Refer to the section entitled “Liquidity and Capital Resources” for further details of the Company’s cash flows.

Cash flows used in operational activities

For the three and nine months ended September 30, 2023, cash flows used in operating activities were $24.3 million and $83.0 million, respectively, compared to cash flows used in operating activities of $11.2 million and $52.0 million in the comparative periods of 2022. The variances were primarily driven by the growth and expansion of Li-Cycle’s operations and commercial footprint, and the ramp up of operations in the period.

Operational Updates

	Three months ended September 30,			Nine months ended September 30,
Unaudited $ millions, except production data in tonnes	2023	2022	Change	2023	2022	Change
Operational Highlights
Capital Expenditure	$123.3	$58.2	112%	$289.9	$141.1	105%
Production - Black Mass & Equivalents	1,319	1,211	9%	4,891	2,725	79%

Capital expenditure

Capital expenditures for the three and nine months ended September 30, 2023 were $123.3 million and $289.9 million, respectively, compared to $58.2 million and $141.1 million in the corresponding periods of 2022. Capital expenditures for the three and nine months ended September 30, 2023 were primarily driven by procurement of equipment and construction materials and services for the Rochester Hub project of $87.4 million and $191.1 million, respectively. Capital spend on the process buildings and warehouse were $12.4 million during the three months ended September 30, 2023 and $53.8 million during the nine months ended September 30, 2023. Capital spend for detailed engineering, equipment and installation and facility related expenditures for the Company’s Spokes for the three and nine months ended September 30, 2023 were $21.9 million and $37.8 million, respectively, and include expenditures for Spokes under development, including the Germany Spoke, as well as other sustaining and improvement capital expenditures for the existing Spoke network. Capital expenditures exclude capitalized non-cash interest.

Included in the total capital expenditures for the three and nine months ended September 30, 2023 are $2.3 million and $6.6 million in Company personnel costs, respectively, compared to $2.7 million and $2.7 million in the corresponding periods of 2022. These costs were capitalized to assets under construction as they are costs that are directly attributable to bringing the Company’s Rochester Hub and Spoke development projects to a condition and location necessary for the assets to be capable of operating in the manner intended by management.

Production – Black Mass & Equivalents

The Company produced 1,319 tonnes and 4,891 tonnes of Black Mass & Equivalents in the three and nine months ended September 30, 2023, respectively, compared to 1,211 tonnes and 2,725 tonnes in the corresponding periods of 2022. The increase in production of BM&E was primarily attributable to the Company’s expanding Spoke network, including the additions of the Alabama Spoke and Germany Spoke.

Rochester Hub

Li-Cycle’s first commercial Hub was under construction in Rochester, New York. Li-Cycle’s Spoke facilities in North America are intended to be the primary suppliers of Black Mass & Equivalents feedstock for the Rochester Hub. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities and road/rail networks.

Li-Cycle completed a definitive feasibility study for the Rochester Hub in December 2021. If the Rochester Hub is completed in accordance with the previously disclosed scope of the project in accordance with that study, it would be expected to have nameplate input capacity to process 35,000 tonnes of BM&E annually (equivalent to approximately 90,000 tonnes or 18 GWh of LIB equivalent feed annually). Based on the definitive feasibility study, the facility is expected to have an output capacity of battery grade materials of approximately 7,500 to 8,500 tonnes per annum of lithium carbonate, 9,400 to 10,700 tonnes per annum of nickel contained and 1,400 to 1,600 tonnes per annum of cobalt contained.

Capital expenditures for the Rochester Hub project were $87.4 million during the three months ended September 30, 2023 with spend to date of $301.3 million at September 30, 2023. Incremental to the previously disclosed budget of $560.0 million, the Company has also been funding the construction of the process buildings and warehouse on behalf of the landlord. The Company was previously anticipating a refund of a substantial portion of this contribution upon completion of the landlord funding arrangement and was expecting to enter into leasing arrangements for the buildings. Contributions on the buildings were $12.4 million during the three months ended September 30, 2023 with spend to date of $92.2 million at September 30, 2023. The Company has subsequently decided not to pursue these building leasing arrangements and thus the Company no longer anticipates the contributed amounts to be refunded.

As previously disclosed, engineering and procurement of the Rochester Hub project were largely complete, with focus having shifted to construction activities when the Board has decided to pause construction work on the Rochester Hub, pending a review of the project.

The Company is undertaking a comprehensive review and root cause analysis of escalating costs associated with the Rochester Hub project. Initial findings indicate that based on recent sub-contractor agreements for packages of remaining work, aggregate costs to complete the project would be substantially higher than was anticipated in the previously disclosed $560 million budget. The escalating costs were specifically related to installation and labour costs for ramping up the installation of mechanical equipment, piping, structural steel, electrical and instrumentation for measurement and process control devices. Labour rates were impacted by high demand for resources due to other construction projects in the region resulting in the need to source labour from outside of the region. This, combined with the decision not to proceed with the leasing arrangement for the process buildings and warehouse for the project, were key factors which led management to conclude that the expected aggregate cost to complete the project would be substantially higher than the previously disclosed budget. With this pause, the Company has the opportunity to better phase the project with the current timing and evolution of the battery recycling and EV markets and to optimize construction and contracting strategy. The phased approach may include the ability to produce intermediate battery metal products such as MHP and improve project economics. The Company has performed initial analysis of options for completion of the Rochester Hub and is continuing to develop more detailed analysis. Based on the initial analysis, the Company has determined that the revised project costs could be in the range of approximately $850.0 million to approximately $1.0 billion depending on the option selected. This range includes the cost of the process buildings and warehouse for the Rochester Hub of approximately $140 million. This total project range is based solely upon that initial analysis, is subject to a number of assumptions and is likely to change as the Company continues to complete its comprehensive review work and determine which options to pursue accordingly. The Company will require additional funding to the DOE loan before restarting the Rochester Hub project.

Spoke Network

Li-Cycle has four operational Spokes in North America (the Ontario Spoke, the New York Spoke, the Arizona Spoke and the Alabama Spoke) and one new operational Spoke in Europe (the Germany Spoke, which commenced operations in August 2023). On November 1, 2023, the Company announced that it will be pausing production at its Ontario Spoke.

The Company will be slowing operations at its operational Spokes in North America as it reviews the timing and BM&E needs of the Rochester Hub. The Company will also be re-evaluating its strategy for bringing on additional Spoke and Hub capacity in the mid-term.

The table below outlines current installed Spoke capacity by Spoke location:

		Ancillary Processing
Annual material processing capacity (in tonnes)	Main Line¹	Dry Shredding²	Powder Processing³	Baling[4]	Total Processing Capacity
Ontario Spoke (production paused November 1, 2023)	5,000	—	—	—	5,000
New York Spoke	5,000	—	3,000	—	8,000
Arizona Spoke	10,000	5,000	3,000	5,000	23,000
Alabama Spoke	10,000	5,000	—	—	15,000
Germany Spoke (Line 1 only)	10,000	—	—	—	10,000
2023 installed capacity	40,000	10,000	6,000	5,000	61,000
Notes
¹ Processes materials using Li-Cycle’s patented submerged shredding process or “wet shredding” specifically for battery materials that contain electrolyte and have risk of thermal runaway.
² Processes materials that don’t contain electrolyte with less risk of thermal runaway, such as electrode foils.
³ Processes electrode powders to minimize dusting in downstream processes.
4 Processes electrode foils into formed cubes for optimizing logistics and downstream processing.

To optimize for customer locations, during the third quarter, the Company relocated its dry shredder from the New York Spoke to the Arizona Spoke and its baler from the New York Spoke to the Alabama Spoke. This reduced the ancillary processing capacity at the New York Spoke by 10,000 tonnes, and increased the annual ancillary processing capacity at the Arizona Spoke and the Alabama Spoke by 5,000 tonnes each.

Liquidity and Capital Resources
Sources of Liquidity
As at September 30, 2023, the Company had $137.4 million of cash and cash equivalents on hand and convertible debt of $282.8 million. Li-Cycle has no material debt maturities until September 29, 2026. The Company’s primary need for liquidity is to fund working capital requirements of its business during its comprehensive review of the Rochester Hub and go-forward strategy in addition to funding existing and remaining capital commitments related to its Rochester Hub.

The Company has a declining cash balance. As a result, if the Company is unable to source short or long-term financing in the near term, the Company will not have sufficient cash and cash equivalents on hand to support current operations for the twelve months following the filing of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022. This casts substantial doubt upon the Company’s ability to continue as a going concern without access to additional capital through financing transactions or otherwise.

Promptly following the October 23, 2023 announcement to pause the construction of the Rochester Hub, the Board established a Special Committee of independent directors to, among other things, (1) oversee and supervise a strategic review of all or any of the Company’s operations and capital projects including its sales, general and administration functions, and (2) consider financing and other strategic alternatives.

The Special Committee then selected Moelis and other advisors to assist with exploring financing options to increase the liquidity of Li-Cycle and strategic alternatives, and to assist the Company with managing short-term liquidity and implementing liquidity generating initiatives.

On November 1, 2023, the Company, initiated the implementation of a Cash Preservation Plan including reducing staffing in its corporate support functions, pausing production at its Ontario Spoke and implementing a plan to manage lower levels of BM&E production at its remaining operating Spoke locations. The Cash Preservation Plan also involves reviewing existing plans for bringing on additional Spoke capacity and taking other steps to preserve the Company’s available cash while pursuing funding alternatives for the Company and continuing to review the go-forward strategy for the Rochester Hub project. In addition, Li-Cycle is implementing working capital initiatives to extend credit terms, eliminating non-operating spend, inventory optimization and is continuing to work closely with the United States DOE Loan Programs Office on project financing for the Rochester Hub.

Cash Flows Summary
Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
$ millions	2023	2022	2023	2022
Cash flows used in operating activities	$(24.3)	$(11.2)	$(83.0)	$(52.0)
Cash flows used in investing activities	(123.3)	(58.2)	(289.9)	(141.1)
Cash flows (used in) from financing activities	(3.8)	(1.3)	(7.6)	245.0
Net change in cash	$(151.4)	$(70.7)	$(380.5)	$51.9

Cash Flows Used in Operating Activities

For the three and nine months ended September 30, 2023, cash flows used in operating activities were $24.3 million and $83.0 million, respectively, compared to $11.2 million and $52.0 million in the corresponding periods of 2022 reflecting the growth of Li-Cycle’s operations and commercial footprint, which included additional personnel costs, production costs from the ramp-up phase at the Alabama Spoke and Germany Spoke, R&D expenses, and consulting costs relating to the development of the Rochester Hub.

Cash Flows Used in Investing Activities

For the three and nine months ended September 30, 2023, cash flows used in investing activities were $123.3 million and $289.9 million, respectively, compared to $58.2 million and $141.1 million in the corresponding periods of 2022, and were primarily driven by the capital investment in the Rochester Hub and the Germany Spoke. Cash flows used in investing activities in the prior year were for similar activities for the Rochester Hub and Alabama Spoke.

Cash Flows Used in Financing Activities

Cash flows used in financing activities in the three and nine months ended September 30, 2023 were $3.8 million and $7.6 million, respectively, compared to cash flow used in financing activities of $1.3 million and cash flow from financing activities of $245.0 million in the corresponding periods of 2022. The decrease from the comparative periods is related to the closing of the investment in common shares of the Company by LG Energy Solution, Ltd. and LG Chem. Ltd. on May 12, 2022 and the issuance of convertible notes to Glencore on May 31, 2022, for aggregate gross proceeds of $250 million.

Debt Obligations

KSP Convertible Notes

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a company within the Koch Investments Group) and issued a convertible note (the “KSP Convertible Note”) in the principal amount of $100 million to Spring Creek Capital, LLC. The KSP Convertible Note will mature on September 29, 2026. Interest on the KSP Convertible Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the KSP Convertible Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments were based on an interest rate of LIBOR plus 6.0% per year, with a LIBOR floor of 1% and a cap of 2%. Starting July 1, 2023, as the LIBOR interest rate is no longer published, the interest rate is instead based on the sum of the Secured Overnight Financing Rate ("SOFR") and 0.58% (being average spread between the SOFR and LIBOR during the three-month period ending on July 31, 2023, namely the date on which LIBOR ceased to be published). The PIK election results in the issuance of a new note under the same terms as the KSP Convertible Note, issued in lieu of interest payments with an issuance date on the applicable interest date. The Company has elected to pay interest by PIK since the first interest payment date on the KSP Convertible Note of December 31, 2021. The KSP Convertible Note and the PIK notes issued thereunder are referred to collectively as the “KSP Convertible Notes”, and as at September 30, 2023, comprised the following:

Note	Date Issued	Amount Issued
KSP Convertible Note	September 29, 2021	$100.0
PIK Note	December 31, 2021	1.8
PIK Note	June 30, 2022	4.1
PIK Note	December 31, 2022	4.3
PIK Note	June 30, 2023	4.4
Total		$114.6

On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Convertible Note and the PIK note outstanding at that time to an affiliate, Wood River Capital, LLC. On May 5, 2022, the KSP Convertible Notes were amended to permit the issuance of the Glencore Convertible Note and to amend certain investor consent related provisions. The KSP Convertible Notes were further amended on February 13, 2023 to clarify the conversion calculation.

The principal and accrued interest owing under the KSP Convertible Notes may be converted at any time by the holder into the Company’s common shares, at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, then the Company may elect to convert the principal and accrued interest owing under the KSP Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.

The Company may redeem the KSP Convertible Notes at any time by payment in cash of an amount equal to 130% of the principal amount of the KSP Convertible Notes and all accrued interest owing under the KSP Convertible Notes, plus the Make-Whole Amount.

Glencore Convertible Note

On May 31, 2022, the Company issued to Glencore a convertible note in the aggregate principal amount of $200.0 million (the “Glencore Convertible Note”), in a transaction exempt from registration under the U.S.

Securities Act of 1933, as amended. The Glencore Convertible Note matures five years from the date of issuance and interest on the Glencore Convertible Note is payable on a semi-annual basis, either in cash or by PIK, at the Company’s option. The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The Company has elected to pay interest by PIK since the first interest payment date on the Glencore Convertible Note of November 30, 2022. The Glencore Convertible Note and the PIK notes issued thereunder are referred to collectively as the “Glencore Convertible Notes”, and as at September 30, 2023, comprised the following:

Note	Date Issued	Amount Issued
Glencore Convertible Note	May 31, 2022	$200.0
PIK Note	November 30, 2022	8.1
PIK Note	May 31, 2023	8.4
Total		$216.5

The principal and accrued interest owing under the Glencore Convertible Notes may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Convertible Notes at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Convertible Notes and all accrued interest owing under the Glencore Convertible Notes. In connection with any optional redemption and provided that the holder of the Glencore Convertible Notes has not elected to convert the Glencore Convertible Notes into common shares following receipt of an optional redemption notice, the Company must issue warrants (the “Glencore Warrants”) to the holder of the Glencore Convertible Notes on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Notes, a number of common shares equal to the principal amount of the Glencore Convertible Notes being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Glencore Warrants will be equal to the Conversion Price as of the optional redemption date.

The obligations of the Company to make any payment on account of the principal of and interest on the KSP Convertible Notes and the Glencore Convertible Notes are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company. The Glencore Convertible Notes were amended on February 13, 2023 to clarify the conversion calculation.

Contractual Obligations and Commitments
The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of September 30, 2023, and the years in which these obligations are due:

Unaudited $ millions, undiscounted	Payment due by period
Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$99.1	$99.1	$—	$—	$—
Lease liabilities	88.9	8.7	17.4	15.5	47.3
Restoration provisions	3.2	—	0.2	—	3.0
Convertible debt principal	331.1	—	114.6	216.5	—
Convertible debt interest	115.0	—	33.8	81.2	—
Total as of September 30, 2023	$637.3	$107.8	$166.0	$313.2	$50.3

As of September 30, 2023, there were $9.6 million in committed purchase orders or agreements for equipment and services, compared to $9.5 million as of December 31, 2022. The above does not include commitments entered into for severance and costs related to securing the Rochester Hub project site.

Quantitative and Qualitative Disclosures About Market Risk
Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars and other currencies in addition to U.S. dollars. As at September 30, 2023, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap.

Credit and liquidity risks

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with large Canadian and U.S. financial institutions above a minimum credit rating and with a cap on maximum deposits with any one institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is also assessed as minimal.

The Company’s revenue and accounts receivable primarily come from three key customers under long-term contracts. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Management is assessing its liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.

Market risk

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices. The Company’s revenues are sensitive to the market prices of the constituent payable metals contained its products, notably cobalt and nickel.

The following table sets out the Company’s exposure, as of September 30, 2023 and December 31, 2022, in relation to the impact of movements in the cobalt and nickel price for the provisionally invoiced sales volume of BM&E by metric tonne:

	Cobalt		Nickel
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
BM&E Metric tonnes subject to fair value pricing adjustments	4,274	4,428	4,274	4,428
10% increase in prices	$0.4	$0.8	$0.8	$1.4
10% decrease in prices	$(0.4)	$(0.8)	$(0.8)	$(1.4)

The following table sets out the period end commodity prices for cobalt and nickel as at September 30, 2023 and December 31, 2022:

	Market price per tonne
As at	September 30, 2023	December 31, 2022
Cobalt	$31,967	$41,337
Nickel	18,505	30,400
Capital risk management
The Company's objective when managing its capital is to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Company consists of net cash (cash and cash equivalents after deducting convertible debt) and equity of the Company (comprising issued share capital and other reserves). The Company is not subject to any externally imposed capital requirements as of September 30, 2023.

Key Factors Affecting Li-Cycle’s Performance

The Company believes that its performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the section of the Annual Report entitled “Item 3. Key Information—D. Risk Factors.”

Financing Options and Strategic Alternatives

In light of our liquidity position and anticipated funding requirements, Li-Cycle engaged Moelis to assist with exploring financing options and strategic alternatives while Li-Cycle continues to evaluate various potential strategic and other options. There can be no assurance that Li-Cycle will be successful in identifying and implementing any financing option or strategic alternative. The process of evaluating these options may be costly, time-consuming and complex. Li-Cycle has incurred, and may in the future incur, significant costs related to this evaluation, as well as additional unanticipated expenses. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented, or transaction is completed. Any such costs will decrease the remaining cash available for use in Li-Cycle’s business. Any delays in this process will cause Li-Cycle’s cash balance to continue to deplete, which could make it less attractive as a counterparty. The continued review of Li-Cycle’s options may also create continued uncertainty for its employees, including as a result of the recent reduction in workforce and this uncertainty may adversely affect its ability to retain key employees necessary to maintain its ongoing operations or to execute any potential financing or a strategic transaction. In addition, a strategic alternative process can require a significant amount of management and other employee’s time and focus, which diverts attention from operating our business. If we fail to achieve some or all of the expected benefits of the financing options and strategic alternative review, it could have a material adverse effect on our competitive positions, business, results of operations, financial condition and cash flows. Further, the market capitalization of Li-Cycle has sharply declined following the announcement of the pause on the Rochester Hub project on October 23, 2023. As a result, there is a risk that minimal or no value will be assessed on Li-Cycle’s assets by potential counterparties, and Li-Cycle may not be able to complete any transaction before its cash position is reduced such that it will need to terminate operations or dissolve and liquidate its assets under applicable bankruptcy laws or otherwise.

Any financing or other strategic transaction Li-Cycle may consummate in the future could harm our business, operating results and financial condition and there can be no assurances that any financing or strategic transaction will lead to increased shareholder value or achieve any of the anticipated results. If Li-Cycle is successful in completing any financing or other strategic alternative, it may still be subject to other operational and financial risks, including but not limited to, increased near-term and long-term expenditures; higher than expected financing or other strategic transaction costs; the incurrence of substantial debt or dilutive issuances of equity securities to fund future operations; write-downs of assets; impairment of relationships with key suppliers or customers due to changes in structure, management or ownership; the inability to retain key employees; and the possibility of future litigation.

Development and Growth Projects

Development and growth projects that Li-Cycle undertook in the past and may undertake in the future have been and may continue to be subject to execution and capital cost risks, including, but not limited to, risks relating to regulatory approvals; cost escalations; construction delays; supply chain constraints; skilled labour and capital constraints. Li-Cycle has recently experienced escalating construction costs for the Rochester Hub project. The occurrences of these risks could have a material and adverse impact on Li-Cycle, its financial condition, its ability to operate and its cash flows.

Financial Condition and Capital Requirements

Li-Cycle was until 2020 a development stage company with no commercial revenue, and incurred net losses of approximately $205.2 million for the nine months ended September 30, 2023, $53.7 million for the year ended October 31, 2022, $226.6 million for the year ended October 31, 2021 and $9.4 million for the year ended October 31, 2020. Li-Cycle expects to incur net losses in the future and may never achieve sustained profitability. Net losses have had, and will continue to have, an adverse effect on working capital, total assets and shareholders’ equity. We have determined under IAS 1, Presentation of financial statements, that there is a substantial doubt regarding Li-Cycle’s ability to continue as a going concern. As a result, Li-Cycle has implemented the Cash Preservation Plan in order to reduce expenses and slow cash outflows. Our ability to continue as a going concern is dependent on our ability to obtain the necessary financing to meet our obligations and repay our liabilities arising from the ordinary course of business operations when they become due. In addition, the closed loop resource recovery, logistics management, secure destruction and add-on services of Li-Cycle’s lithium-ion battery recycling operations are capital-intensive. While we have been evaluating financing and strategic alternatives, the outcome of these matters cannot be predicted with any certainty at this time. There are no assurances that Li-Cycle will be able to raise sufficient capital when needed and may therefore need to significantly modify or terminate our operations or dissolve and liquidate our assets under applicable bankruptcy laws or otherwise.

Because of the numerous risks and uncertainties associated with the current status of Li-Cycle’s business, and the uncertainty of generating revenue associated with current efforts, even if Li-Cycle is able to avoid the negative considerations listed above, Li-Cycle is unable to predict if it will become profitable or maintain profitability. Li-Cycle’s inability to achieve, and then maintain, profitability would negatively impact its business, financial condition, results of operations, and cash flows.

The Company’s ability to satisfy claims of all its creditors in full is uncertain. Current assets were $198.9 million as of September 30, 2023. Additional losses have been incurred since September 30, 2023 and Li-Cycle expects to incur additional expenses in connection with any future financing or alternative strategic transaction or process, de-mobilization and site maintenance costs at the Rochester Hub and general business operations. No assurances can be given that Li-Cycle will be able to pay its creditors in full or that Li-Cycle will not be subject to additional expenses and liabilities in addition to its current expectations.

Employee Matters and Growth Management

On October 31, 2023, the Board authorized a reduction in workforce plan across Li-Cycle. Li-Cycle cannot provide any assurance that it will be able to retain adequate staffing levels among its remaining workforce. If employees who were not affected by any reduction in force seek alternative employment, this could require us to seek contractor support at unplanned additional expense or otherwise harm our productivity. Furthermore, the loss or transition of any member of its senior management team, or inability to retain highly skilled employees could adversely affect its business. Li-Cycle’s success depends on the skills, experience, and performance of its employees, including its senior management.

Li-Cycle’s executive officers and directors have a significant stake in the Company and are likely to have influence over any critical decisions relating to Li-Cycle. Li-Cycle’s executive officers and directors beneficially own, directly or indirectly, approximately 21% of the Company’s outstanding common shares as of November 10, 2023. As a result, such individuals are likely to continue to have a significant influence in determining any matters submitted to the shareholders for approval, and to have significant influence in the management and affairs of the Company. The interests of the officers and directors may differ from the interests of other shareholders of Li-Cycle due to various factors.

Share Capital

The price of Li-Cycle’s common shares has been and could remain volatile, and the market price of common shares may decrease. From November 10, 2022 to November 10, 2023, the market price of Li-Cycle’s common shares has fluctuated from a high of $6.37 per share to a low of $1.07 per share. In addition, the market capitalization of Li-Cycle has sharply declined following the announcement of the pause on the Rochester Hub project on October 23, 2023. Furthermore, in the past, shareholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial cost, divert management’s attention and resources and harm our business, financial condition and results of operations.

The Shareholder Rights Plan adopted by the Board on October 31, 2023 could make an acquisition of the Company, which may be beneficial to its shareholders, more difficult and may prevent attempts by our shareholders to replace or remove the current members of the Board and management.

Availability of Lithium-Ion Battery Materials for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries and battery manufacturing scrap for recycling at its Spokes through its contracts with third-party suppliers. The Company maintains commercial contracts with leaders in the EV and LIB ecosystem, including battery manufacturers and automotive original equipment manufacturers, as well as energy storage, consumer electronics and transportation companies. Li-Cycle's cash flows are premised on the expectation that it will attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn will enable Li-Cycle to offer competitive terms to suppliers.

Li-Cycle's relationship with its current suppliers has come under stress following the announcement of the pause on the Rochester Hub project on October 23, 2023. There can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, or that its relationship with current suppliers will not be adversely affected as a result of the current status of its business, and any decline in supply volume from existing suppliers or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s results of operations and financial condition.

Customer Demand for Recycled Materials

Li-Cycle currently recognizes revenue from, among other things, sales of two intermediate products produced at Li-Cycle’s Spokes: Black Mass & Equivalents and shredded metal. If the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of end products, including nickel sulphate, cobalt sulphate, and lithium carbonate. The demand for Li-Cycle’s recycling services and products is driven in part by the demand for EVs (including automobiles, e-bikes, scooters, buses and trucks) and other energy storage systems. A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies could reduce the demand for Li-Cycle’s recycling services and products.

Li-Cycle relies on a limited number of customers from whom it generates most of its revenue. Li-Cycle has entered into two agreements with Traxys North America LLC (“Traxys”) covering the off-take of black mass from its Spokes in North America and certain specialty products from the Rochester Hub. Refer to the section titled “Item 4. Information on the Company—B. Business Overview —our Broad and Diversified Intake and Off-Take Commercial Contracts” in the Annual Report. Li-Cycle has also entered into additional off-take agreements with Glencore, covering substantially all of its other Spoke and Hub products. If the Company or its off-take partners are unwilling or unable to fulfil their respective contractual obligations, if either party fails to perform under the relevant contract, or if these off-take partners otherwise terminate these agreements prior to their expiration, the Company's business could suffer and Li-Cycle may not be able to find other off-take partners on similar or more favorable terms, which could have a material adverse effect on its business, results of operations and financial condition.

Fluctuations in Commodity Prices

The prices that Li-Cycle pays for battery feedstock for its Spokes, and the revenue that Li-Cycle currently recognizes from the sale of Black Mass & Equivalents and shredded metal produced at Li-Cycle’s Spokes, are impacted by the commodity prices for the metals contained in those battery feedstocks or products, notably nickel, cobalt and copper. As a result, fluctuations in the prices of these commodities affect Li-Cycle’s costs and revenues. For example, reduced market prices of cobalt and nickel contributed to a decrease in our revenue in the three months ended September 30, 2023 as compared to the same period in the prior year. If the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of end products, including nickel sulphate, cobalt sulphate, and lithium carbonate. The amount of revenue that Li-Cycle will recognize from the sale of these end products will also be impacted by the commodity prices for the metals contained in these end products, notably lithium, nickel, and cobalt. While Li-Cycle’s costs and revenues may vary with commodity prices and specialty product prices, the Company believes the wide range of end products that Li-Cycle expects to produce will result in a diversification effect that will provide it with a natural hedge against significant variations in the commodity pricing related to a single product.

Ability to Build Out Additional Facilities

Li-Cycle’s continued growth is dependent on its ability to scale the business as currently planned, and build out additional facilities in North America and internationally. Prior to the pause on the Rochester Hub project and the implementation of the Cash Preservation Plan, Li-Cycle had operational Spokes in Kingston, Ontario, Rochester, New York, Gilbert, Arizona and Tuscaloosa, Alabama, and was advancing the construction of its first commercial Hub, in Rochester, New York. Li-Cycle also opened its first European Spoke, in Germany, and announced plans for its first European Hub in partnership with Glencore in Portovesme, Italy.
Following the pause on the Rochester Hub project on October 23, 2023, as part of the Cash Preservation Plan, the Company executed a reduction in workforce across the organization, paused production at its Ontario Spoke, reduced levels of BM&E production at its remaining operating Spokes in North America and suspended the development of other Spoke projects. As the Company conducts a comprehensive review of the go-forward strategy of the organization, there can be no assurance that Li-Cycle will continue to grow. Even if the development of Li-Cycle’s Rochester Hub and full operations at its Spoke network and other future projects resume, all such projects and operations will continue to be subject to risks, including engineering, permitting, procurement, contracting, construction, commissioning and ramp-up, and Li-Cycle cannot guarantee that these projects will be completed within expected timeframes or at all, that costs will not be significantly higher than estimated, that it will have sufficient capital to cover any increased costs or that the completed projects will meet expectations with respect to their production rates, unit costs or specifications of their end products, among others. The Company is currently reviewing its go-forward strategy.

Global Supply Chain

Li-Cycle’s business is affected by developments in the global supply chain. The COVID-19 pandemic and geopolitical events, including Russia’s invasion of Ukraine, have resulted in significant disruptions in the global supply chain. Shortages, price increases and/or delays in shipments of supplies, equipment and raw materials have occurred and may continue to occur in the future which may result in operational or construction slowdowns. Such disruptions to the global supply chain may have a material adverse effect on Li-Cycle’s operations, development and construction activities and financial condition.

Research and Development

Li-Cycle continues to conduct R&D centered on various aspects of its business at reduced levels while the Company conducts a comprehensive review of its go-forward strategy.

Related Party Transactions

For information about Li-Cycle’s related party transactions refer to Note 12 in the condensed consolidated interim financial statements and the section of the Annual Report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Outstanding Share Data
As of November 10, 2023, Li-Cycle had the following issued and outstanding common shares, and common shares issuable upon conversion of convertible debt, exercise of stock options and settlement of restricted share units:

Number of common shares outstanding or issuable upon conversion or exercise
Common shares outstanding	178,249,828
Convertible debt	30,600,024
Stock options	3,745,065
Restricted share units	2,944,005
Total	215,538,922

Summary of Quarterly and Transition Period Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters and the two-month periods ended December 31, 2022 and 2021. This information has been prepared in accordance with IFRS. The operating results for any period are not necessarily indicative of the results to be expected for any future period.

	Three months ended						Two months ended		Three months ended
Unaudited $ millions, except per share data	September 30,		June 30		March 31,		December 31,		October 31,
	2023[1]	2022	2023	2022	2023	2022	2022	(Restated)2021	2022	2021
Revenues	$4.7	$2.8	$3.6	$—	$3.6	$8.0	$5.9	$2.8	$3.0	$4.4
Net profit (loss)	(130.5)	(20.6)	(35.3)	(28.1)	(39.4)	(10.1)	1.7	22.1	(33.9)	(204.9)
Net profit (loss) attributable to:
Shareholders of Li-Cycle Holdings Corp.	(130.5)	(20.5)	(35.2)	(28.1)	(39.4)	(10.1)	1.7	22.1	(33.9)	(204.9)
Non-controlling interest	—	(0.1)	(0.1)	—	—	—	—	—	—	—
Earnings (loss) per share, basic	$(0.73)	$(0.12)	$(0.20)	$(0.17)	$(0.22)	$(0.06)	$0.01	$0.14	$(0.19)	$(1.31)
Earnings (loss) per share, diluted	$(0.73)	$(0.12)	$(0.20)	$(0.17)	$(0.22)	$(0.06)	$0.01	$0.13	$(0.19)	$(1.31)
¹ Net profit (loss) includes $96.5 million of impairment.

Li-Cycle became a reporting issuer for the purposes of Ontario securities laws on August 10, 2021. Over the eight most recently completed quarters and the two-month periods ended December 31, 2022 and 2021, the Company’s results were primarily impacted by the continued development of its Spoke network; the development of the Rochester Hub; and costs and expenses incurred in connection with its growth plan, including personnel and facilities costs and legal, audit and tax advisory services in support of the Company’s growth plans as a public company. The results were also impacted by costs and expenses incurred in connection with the completion of the business combination between Li-Cycle and Peridot Acquisition Corp. completed on August 10, 2021 (the “Business Combination”), including excess of fair value over consideration transferred of $152.7 million in the three months ended October 31, 2021, and by fair value gain (loss) on financial instruments relating to warrants and convertible debt.

Off-Balance Sheet Arrangements
During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.
Material Accounting Policies and Critical Estimates
Li-Cycle’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022 have been prepared in accordance with IFRS as issued by the IASB.

Going concern

The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's ability to support its operations and meet its financial obligations is dependent upon the Company’s continued access to short and long-term financing, timing and costs of Hub construction and future commodity prices.

There are risks and uncertainties affecting the Company's future financial position and performance including, but not limited to ongoing volatility in commodity prices and continued geopolitical uncertainties affecting treasury rates and construction costs. As a result, management concluded that there are material uncertainties related to the Company's ability to obtain short and long-term financing, which casts substantial doubt upon the Company’s ability to continue as a going concern. With these uncertainties, the Company could face liquidity constraints particularly related to escalating costs at its Rochester Hub, as well as, employee salaries and benefits and other ongoing operational costs. The Company has implemented mitigating initiatives available to it to strengthen its financial position and enhance liquidity depending on how these uncertain circumstances unfold, including:

•On October 23, 2023, Li-Cycle announced that it had paused construction work on its Rochester Hub, pending completion of a comprehensive review of the go-forward strategy for the project.
•In connection with the comprehensive review of the go-forward strategy of the Rochester Hub project, the Board of Directors established a Special Committee of independent directors to, among other things, (1) oversee and supervise a strategic review of all or any of the Company’s operations and capital projects including its sales, general and administration functions, and (2) consider financing and other strategic alternatives.
•The Special Committee selected Moelis and other advisors to assist with exploring financing options to increase the liquidity of Li-Cycle and strategic alternatives. In addition, the financial advisors will assist the Company with managing short-term liquidity and implementing liquidity generating initiatives.
•On November 1, 2023, the Company initiated the implementation of a cash preservation plan including reducing staffing in its corporate support functions, pausing production at its Ontario Spoke and implementing a plan to manage lower levels of BM&E production at its remaining operating Spoke locations. The Cash Preservation Plan also involves reviewing existing plans for bringing on additional Spoke capacity and taking other steps to preserve the Company’s available cash while pursuing funding alternatives for the Company and continuing to review the go-forward strategy for the Rochester Hub project.
•The Company also continues to work with the United States Department of Energy Loan Programs Office on the previously announced U.S. DOE Loan initiative which would increase the Company’s cash balance and fund construction costs at its Rochester Hub.

These factors represent material uncertainties that cast substantial doubt as to the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, adjustments may be necessary to the carrying value of assets and liabilities or reported expenses, and these adjustments could be material.

Impairment

The Company assesses at the end of each reporting period whether there are any indicators, from external and internal sources of information, that an asset or cash-generating unit (“CGU”) may be impaired requiring an adjustment to the carrying value. The Company considers its integrated Spoke & Hub network to be one CGU. The recoverable amount of the CGU is based on the future cash flows expected to be derived from the Company's Spoke and Hub network and represents the CGU’s fair value less costs of disposal ("FVLCD").

The Company has decided to pause construction work on the Rochester Hub project, pending completion of a comprehensive review of the go-forward strategy for the project. The pause was due to recent escalating costs. In addition, the Company experienced continued delays in planned project financing and challenges in closing its building leasing arrangements in connection with the project, due to complexities in bringing both arrangements together. Accordingly, the Company expects the aggregate cost for the current scope of the project to substantially exceed its previously disclosed guidance.

Key assumptions used in the calculation of recoverable amount include a discount rate of 19% as determined by the weighted average cost of capital, and management's estimate of future capital costs and operational results.

The Company has performed a sensitivity analysis to identify the impact of changes in the discount rate which is a key assumption that impacts the recoverable amount calculations. The Company assumed a 1% increase in the discount rate while holding all other assumptions constant, which would reduce the recoverable amount by approximately $113.0 million (a 1% decrease in the discount rate would increase the recoverable amount by approximately $131.0 million). The Company has also performed a sensitivity analysis to identify the impact of changes in the future capital costs which is a key assumption that impacts the recoverable amount calculations. The Company assumed a $50.0 million increase in future capital costs while holding all other assumptions constant, which would reduce the recoverable amount by approximately $41.0 million (a $50.0 million decrease in future capital costs would increase the recoverable amount by approximately $41.0 million).

Revenue

The Company’s principal activities generate revenues from the operation of LIB recycling plants. The Company uses the following five step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company recognizes revenue from the following major sources:
•Services for recycling lithium-ion batteries which includes coordination of logistics and destruction of batteries; and
•Sale of products which includes Black Mass & Equivalents and shredded metal.

Revenue is measured based on the consideration to which the Company expects to be entitled under a contract with a customer. The Company recognizes revenue when it transfers control of a product or service to a customer. There are no significant financing components associated with the Company’s payment terms.

For sale of products, revenue is recognized when control of the goods has transferred, typically when the goods have been transferred to the customer. A receivable is recognized by the Company when the goods are transferred to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. The final consideration for BM&E and shredded metal sales is based on the mathematical product of: (i) market prices of certain constituent metals at the date of settlement, (ii) product weight, and (iii) final assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivable are measured using provisional prices for the constituent metals on initial recognition and any unsettled sales are remeasured at the end of each reporting period using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to product revenue and the related accounts receivable.

Recycling service revenue is recognized at a point in time upon completion of the services. The price for services is separately identifiable within each contract. A receivable is recognized by the Company when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.

The Company has elected to use the practical expedient for financing components related to its sales contracts. The Company does not recognize interest expense on contracts for which the period between receipt of customer payments and sale to the customer is one year or less.

Convertible debt instruments

The components of convertible debt instruments issued by the Company are recorded as financial liabilities, in accordance with the substance of the contractual arrangements and the definitions of a financial liability. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the Company elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the income statement.

Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the IASB. Unless otherwise discussed, and as further highlighted in Note 2 to the condensed consolidated interim financial statements, Li-Cycle is in the process of assessing the impact of recently issued standards or amendments to existing standards that are not yet effective.

Disclosure Controls and Procedures

Li-Cycle's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) as of the end of the period covered by this report. Based on such evaluation, its Chief Executive Officer and Chief Financial Officer have concluded that as of September 30, 2023, its disclosure controls and procedures were not effective, due to the material weaknesses in the Company's internal control over financial reporting described below.

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Li-Cycle has identified material weaknesses in its ICFR. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s financial statements will not be prevented or detected on a timely basis.

As of September 30, 2023, management assessed the effectiveness of the Company’s ICFR based on the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based on this assessment, management identified the following material weaknesses as of September 30, 2023:

•an ineffective control environment, resulting from an insufficient number of experienced personnel with the appropriate technical training to allow for a detailed review of transactions and planned projects that would identify errors in a timely manner;
•an ineffective risk assessment process to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its ICFR, resulting from the insufficient number of experienced personnel described above;
•an ineffective information and communication process to ensure the relevance, timeliness and quality of information including estimates used in control activities, resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities; and (ii) ineffective general IT controls and controls over information from a service organization;
•an ineffective monitoring process, resulting from the evaluation and communication of internal control deficiencies not being performed in a timely manner; and,
•ineffective control activities related to the design, implementation and operation of process level controls and financial statement close controls, as a consequence of the above, which had a pervasive impact on the Company’s ICFR.

As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2023, based on the COSO 2013 Framework described above. These material weaknesses create a reasonable possibility that a material misstatement to the Company’s condensed consolidated interim financial statements will not be prevented or detected on a timely basis.

Plan for Remediation of Material Weaknesses

Li-Cycle has continued to implement its remediation plan to address the material weaknesses and their underlying causes. The Company continues to work alongside external advisors with subject matter expertise and additional resources to establish and strengthen all elements of the Company's ICFR programs. In the quarter ended September 30, 2023, management continued the design effectiveness testing phase covering controls across substantially all business processes, entity level controls and IT general controls.

Specific actions taken to address the five components of the COSO 2013 Framework are set forth below:

•An ineffective control environment, resulting from an insufficient number of experienced personnel with the appropriate technical training to allow for a detailed review of transactions and planned projects that would identify errors in a timely manner;
Li-Cycle has hired experienced finance personnel into corporate and regional roles with financial reporting, public company and internal control expertise.
•An ineffective risk assessment process to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting, resulting from the insufficient number of experienced personnel described above;

As part of the development of the ICFR program, management has implemented a top-down, risk-based approach to identify significant processes and transaction streams, their associated risks of material misstatement, and the impact on the overall system of internal control.

•An ineffective information and communication process to ensure the relevance, timeliness and quality of information including estimates used in control activities, resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities; and (ii) ineffective general IT controls and controls over information from a service organization;

Management has formally communicated internal control information, including objectives and responsibilities, to control owners, and reinforced the same on a continual basis. Management has identified IT applications supporting key controls, designed general IT controls over these applications, and has designed a process to assess controls at service organizations

•An ineffective monitoring process, resulting from the evaluation and communication of internal control deficiencies not being performed in a timely manner; and,	Management is currently evaluating the design effectiveness of its key controls and continues to report its progress to the audit committee on a quarterly basis, including testing deficiencies.
•Ineffective control activities related to the design, implementation and operation of process level controls and financial statement close controls, as a consequence of the above, which had a pervasive impact on the Company’s internal control over financial reporting.

Management has designed and implemented key controls within its business processes and over the financial statement close, which it believes is sufficient to address the risks of material misstatement in its financial reporting. Remediation of identified key control design and implementation deficiencies has been a key focus management since testing began in late Q2 2023.

Although Li-Cycle has strengthened its controls in these areas as it continues to advance its remediation plan, the Company will not be able to conclude that it has remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time.

The Company will continue to provide updates as it progresses through its remediation plan.

Changes in internal control over financial reporting

Except for the steps taken to address the material weaknesses in the Company’s ICFR as described above in “Plan for Remediation of Material Weakness”, no changes in the Company's ICFR occurred during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Non-IFRS Measures
The Company uses the non-IFRS measure of Adjusted EBITDA. Management believes that this non-IFRS measures provides useful information to investors in measuring the financial performance of the Company and is provided as additional information to complement IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and the term therefore may not be comparable to similarly titled measures presented by other publicly traded companies and should not be construed as an alternative to other financial measures determined in accordance with IFRS. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. Adjustments relate to fair value (gains) losses on financial instruments and certain non-recurring expenses. Foreign exchange (gain) loss is excluded from the calculation of Adjusted EBITDA. The following table provides a reconciliation of net profit (loss) to Adjusted EBITDA loss.

	Three months ended September 30,		Nine months ended September 30,
Unaudited $ millions	2023	2022	2023	2022
Net loss	$(130.5)	$(20.6)	$(205.2)	$(58.8)
Income tax	—	—	0.1	—
Depreciation	4.6	3.3	12.3	7.8
Interest expense	4.0	5.9	11.5	13.5
Interest income	(2.6)	(3.8)	(11.8)	(5.3)
EBITDA	$(124.5)	$(15.2)	$(193.1)	$(42.8)
Impairment	96.5	—	96.5	—
Non-recurring costs	—	—	0.3	—
Fair value gain on financial instruments¹	(10.9)	(19.9)	(17.5)	(42.5)
Adjusted EBITDA (loss)	$(38.9)	$(35.1)	$(113.8)	$(85.3)

¹ Fair value gain on financial instruments relates to convertible debt, and to warrants, which were redeemed and no longer outstanding as of September 30, 2022.
Status of U.S. Domestic Issuer
The Company has determined that it no longer qualifies as a “foreign private issuer” under applicable U.S. securities laws and beginning January 1, 2024, will become subject to the rules and regulations of the SEC applicable to U.S. domestic issuers, including, among other things, the requirement to file an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as required; rules governing solicitation of proxies; the provisions of Regulation Fair Disclosure, which regulates the selective disclosure of material information; and the requirement for insiders to file public reports of their ownership of the Company and trading activities. In addition, beginning January 1, 2024, the Company will be subject to the New York Stock Exchange listing requirements applicable to U.S. domestic issuers. The Company will also be required to report its financial statements in accordance with U.S. generally accepted accounting principles.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this MD&A include but are not limited to statements about: the expectation that Li-Cycle will recover critical battery-grade materials to create a domestic closed-loop battery supply chain for a clean energy future; the expectation that the steps taken under the Cash Preservation Plan will result in cash savings on payroll costs of $4.0 million per quarter and severance costs of approximately $4.0 million in the fourth quarter and lower cashflows used in operating activities; Li-Cycle’s expectations regarding cash outflows in the fourth quarter of 2023; Li-Cycle's production outlook for Black Mass & Equivalents of 5,500-6,500 tonnes for 2023; Li-Cycle’s expectations regarding the $375 million loan through United States Department of Energy Loan Programs Office Advanced Technology Vehicles Manufacturing program, including that it will need to meet condition precedents prior to the first advance, including obtaining additional financing to fund the required base equity commitment; the expected completion of a definitive feasibility study of the Portovesme Hub during 2024; the expectations regarding the construction and commissioning of the Portovesme Hub, and its processing capacity, subject to a final investment decision; the expectation regarding the long-term financing from Glencore to fund Li-Cycle’s share of the capital investment in the Portovesme Hub; the Company's expectations that the cost for the current scope of the Rochester Hub project will exceed the previously disclosed budget of $560 million; Li-Cycle’s expectation that the pause on construction of the Rochester Hub provides the opportunity to better phase the project with the current timing and evolution of the battery recycling and EV markets and to optimize construction and contracting strategy and that the phased approach may include the ability to produce intermediate battery metal products such as MHP and improve project economics; Li-Cycle’s expectations that the revised Rochester Hub project costs depending on the option selected could be in the range of approximately $850.0 million to approximately $1.0 billion; Li-Cycle’s expectations that it will require significant additional funding in addition to the DOE Loan, before restarting the Rochester Hub project; Li-Cycle's expectations that it will be slowing operations at its operational Spokes in North America and re-evaluating its strategy for bringing on additional Spoke and Hub capacity in the mid-term; Li-Cycle’s expectation that it will attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology; Li-Cycle’s expectation that its supply pipeline will grow as suppliers increase volumes of batteries and manufacturing scrap available for recycling due to the continuing trend toward EVs; Li-Cycle’s expectation to recognize revenue from the sale of end products; the expected settlement dates for the metric tonnes of BM&E subject to fair value price adjustments; the input and output capacities of the Rochester Hub; Li-Cycle’s expectation regarding other capital expenditures in 2023; Li-Cycle’s expectation that it will need to secure short or long term financing in the near term or else it will not have sufficient cash and cash equivalents on hand to support current operations for the twelve months following the filing of this MD&A; and expectations related to potential strategic alternatives and financing options. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms or execute any strategic transactions; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; the success of the Cash Preservation Plan, the outcome of the review of the go-forward strategy of the Rochester Hub, Li-Cycle’s ability to attract new suppliers or expand its supply pipeline from existing suppliers; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or disrupted; additional funds required to meet Li-Cycle’s liquidity needs and capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; risk and uncertainties related to Li-Cycle's ability to continue as a going concern; uncertainty related to the success of the Cash Preservation Plan and related workforce reductions; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as secure new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or its failure to develop and maintain a proper and effective internal control over financial reporting; the potential for our directors and officers who hold Company common shares to have interests that may differ from the interests of other shareholders; risks related to adoption of the Shareholder Rights Plan and the volatility of the price of Li-Cycle's common shares. These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the section entitled “Item 3. Key Information—D. Risk Factors” included in the Annual Report, under “Key Factors Affecting Li-Cycle’s Performance” hereof and elsewhere in this MD&A. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statements.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this MD&A.